14042282

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 15 2014
REGISTRATIONS BRANCH
17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 69158

*

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 27, 2013 AND ENDING JUNE 30, 2014

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

KGP CAPITAL PARTNERS, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2760 RASMUSSEN ROAD –SUITE D-205

PARK CITY,	**UT**	**84098**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shauna Bushman **(212) 588 - 8889**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

tj. 12/16/14

4/17/14

OATH OR AFFIRMATION

I, SHAUNA BUSHMAN, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***KPG CAPITAL PARTNERS, LLC.****, as of* ***JUNE 30, 2014****, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:*

NONE

X Shauna Bushman
Signature

CCO
Title

X Laura Patino
Notary Public

NOTARY PUBLIC
LAURA PATINO
663993
COMMISSION EXPIRES
JUNE 11, 2017
STATE OF UTAH

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KPG Capital Partners, LLC

Report on Statement of Financial Condition

For the Period Ended June 30, 2014

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
June 30, 2014

ASSETS		
Cash	$	149,624
Accounts Receivable		69,851
Prepaid Expenses		11,761
Security Deposit		2,192
TOTAL ASSETS	$	233,428
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts Payable and Accrued Expenses	$	13,839
COMMITMENTS AND CONTINGENCIES (Notes 3 & 5)		
MEMBERS' EQUITY		219,589
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	233,428

See Independent Auditors' Report and
Notes to Financial Statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Notes to Financial Statements
For the Period Ended June 30, 2014

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Business

KPG Capital Partners, LLC (the "LLC") was formed on December 16, 2011 as a Delaware limited liability company and is solely owned by Ken Gettinger individually. The LLC began operations as a broker dealer on March 27, 2013 as a member of the Financial Industry Regulatory Authority, and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC's primary business activity is to raise capital and receive management and/or incentive fees based on capital raised.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The LLC's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The LLC has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue recognition - The LLC earns management fees based on a percentage of capital introduced to its customers, as well as incentive fees based on performance of the capital invested into the customers. Revenues are recorded on the accrual basis.

Income taxes – The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the personal tax return of the sole member.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments

Office Space: The LLC leases its office space under a lease which will expire November 30, 2015. The future minimum rental commitment through termination is:

Year	Amount
2014	24,000
2015	10,000

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2014, the LLC had net capital of $135,785 which was $130,785 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 10.19%.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Subsequent Events

The LLC has evaluated all subsequent events from the date of the balance sheet through July 31, 2014, which represents the date these financial statements are available to be issued. There were no events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the financial statements.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members' of
KPG Capital Partners, LLC
2760 Rasmussen Road – Suite D-205
Park City UT 84098

We have audited the accompanying statement of financial condition of KPG Capital Partners, LLC, (the Company) as of June 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KPG Capital Partners, LLP., as of June 30, 2014 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
July 31, 2014